UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

The Results of the 57th Ordinary General Meeting of Shareholders

•	Agenda 1 : Approval of Financial Statements for the 57th FY

(From January 1, 2024 to December 31, 2024)

(Year-end dividend per share : KRW 2,500)

•	Agenda 1 is approved by the 57th Ordinary General Meeting of Shareholders as proposed.

Item (Unit : million of KRW)	Consolidated	Separate
Total Assets	103,404,199	50,633,797
Total Liabilities	41,953,831	2,444,768
Share Capital	482,403	482,403
Total Equity	61,450,368	48,189,030
Revenue	72,688,143	1,997,128
Operating Profit	2,173,573	1,596,420
Profit	947,580	1,621,282
Net Profit per Share (in KRW)	14,451	21,398

<Approval of Dividend Distribution>

Details	2024
1. Annual Dividend per Share (KRW)	10,000
- Year-End Dividend (KRW)	2,500
- Quarterly Dividend (KRW)	7,500
2. Dividend Yield Ratio (%) ( = Annual Dividend per Share / Market Price)	4.0

•	Agenda 2: Partial Amendments of the Articles of Incorporation

2-1: Addition of Supporting Evidence to Delegate Authority for Bond Issuance

2-2: Raising of Shareholder Voting Requirement to Approve Reappointment of CEO After Serving Consecutive Terms

2-3: Removal of the Preamble

2-4: Change of the Record Date for Quarterly Dividends

•	Agenda 2 (2-1 to 2-4) is approved by the 57th Ordinary General Meeting of Shareholders as proposed.

Agenda	Before Amendment	After Amendment	Purpose of Change
2-1	Article 16. Issuance of Bonds The Company may issue bonds by a resolution of the Board of Directors

Article 16. Issuance of Bonds

① The Company may issue bonds by a resolution of the Board of Directors

② The Board of Directors may authorize the Representative Director to issue bonds within a period not in excess of one (1) year by determining the price and type of bonds; provided, however, that the Representative Director shall report the results of the issuance of the bonds to the Board of Directors.

To ensure efficiency and timeliness in bond issuance

2-2

Article 24. Quorum and Requisite for Resolutions

① Except as otherwise provided in these Articles of Incorporation or by applicable laws or regulations, all resolutions passed at a General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the voting shares of the shareholders present, which shall represent at least one-fourth (1/4) of the voting shares of the Company then issued and outstanding.

② In the following cases, the resolutions of a General Meeting of Shareholders shall be adopted by the affirmative vote of at least two-thirds (2/3) of the voting shares of the shareholders present and by the affirmative vote of at least one-third (1/3) of the voting shares of the total issued and outstanding shares:

		Article 24. Quorum and Requisite for Resolutions ① (Same as left) ② (Same as left)	To provide a consistent approval process in the Articles of Incorporation

1. Amendment of the Articles of Incorporation;

2. Transfer of all or any important part of the business;

3. Execution, amendment or rescission of a contract for leasing the whole of the business, for entrustment of management, or for sharing with another person all profits and losses in relation to the business or of a similar contract;

4. Acquisition of all or part of business of any other company, which may have a great influence upon the business of the Company;

5. Merger or consolidation of the Company (excluding a small scale merger or consolidation);

6. Matters required to be approved by the General Meeting of Shareholders, which have material effects on the company’s assets, as determined by the Board of Directors; and

7. Any other matter for which such vote is required by Korean laws and regulations.

1 ~ 6. Same as left 7. Any other matter requiring a special resolution of a General Meeting of Shareholders under Korean laws and regulations or these Articles of Incorporation

Article 29. Appointment of the CEO and the Representative Director

① By resolution of the Board of Directors, the CEO and the Representative Director shall be elected from among the Inside Directors after his qualification is approved by the CEO Candidate Recommendation Committee.

Article 29. Appointment of the CEO and the Representative Director

① The Board of Directors shall recommend the name of one (1) CEO and the Representative Director candidate approved by the CEO Candidate Recommendation Committee as an Inside Director candidate at a General Meeting of Shareholders. Where the CEO and the Representative Director candidate is appointed as the Inside Director at the General Meeting of Shareholders, the Board of Directors shall appoint the CEO and the Representative Director candidate as the CEO and the Representative Director.

To add rigor to shareholder evaluation of CEO after his/her reappointment; to amend redundant phrases in the previous provision

② In the event a candidate for the position of Inside Director is nominated as the CEO and the Representative Director candidate and approved by the CEO Candidate Recommendation Committee, the Board of Directors shall recommend the name of one (1) CEO and the Representative Director candidate at the General Meetings of Shareholders. Where the CEO and the Representative Director candidate is appointed as an Inside Director at General Meetings of Shareholders, the Board of Directors shall appoint the CEO and the Representative Director candidate as the CEO and the Representative Director.

③ Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.

② Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.

③ In the event that the Inside Director candidate, as prescribed in Paragraph (1) of this Article, has served consecutive terms as the CEO and Representative Director, and then becomes a candidate for reappointment as the CEO and Representative Director, the appointment of the Inside Director candidate as an Inside Director at a General Meeting of Shareholders shall satisfy the requirement of a special resolution of a General Meeting of Shareholders referred to in Paragraph (2) of Article 24, and the same shall apply thereafter.

2-3

Companies achieve lasting growth and sustainability by pursuing harmony within the society where businesses operate.

As a member of the social community, companies who have benefited from resources provided by the society should look beyond profit, engage in addressing social issues and contribute to the prosperity of mankind and to making the world a better place.

We believe that this is the right way to move forward.

POSCO Holdings Inc, under its management philosophy of ‘Corporate Citizenship: Building a Better Future Together’, will engage and communicate with all stakeholders including customers, employees and shareholders, and continually seek changes and innovation in pursuit of sustainability by ultimately creating greater value for the company.

	(Deleted)	To rally support for the POSCO Spirit beyond Corporate Citizen

2-4

Article 56-2. Quarterly Dividends

① The Company may pay quarterly dividends in cash by a resolution of the Board of Directors each fiscal year. In such case, the record date for the distribution of quarterly dividends shall be the last day of March, June or September. The dividends shall be paid within 20 days from the resolution above.

② Dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees whose names appear in the shareholders’ register of the Company as of the record date for the distribution of quarterly dividends.

Article 56-2. Quarterly Dividends

① The Company may pay quarterly dividends in cash by a resolution to be adopted at the meeting of the Board of Directors to be held within forty five (45) days from the last day of March, June and September each fiscal year. The dividends shall be paid within one (1) month from the resolution above.

② The dividends referred to in Paragraph (1) of this Article shall be paid to the shareholders or registered pledgees whose names appear in the shareholders’ register of the Company as of the record date determined by a resolution of the Board of Directors. Where the Company sets a record date, a public notice of the record date shall be given at least two (2) weeks in advance.

To implement shareholder -friendly dividend determination process

—	—	ADDENDA (March 20, 2025) The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 57th fiscal year.	—

•	Agenda 3: Election of Inside Directors

•	Number of Inside Directors to be Elected: 3 Directors

•	3-1: Election of Lee, Ju Tae as Inside Director

•	3-2: Election of Chun, Sung Lae as Inside Director

•	3-3: Election of Kim, Ki Soo as Inside Director

•	Agenda 3 (3-1 to 3-3) is approved by the 57th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details

Lee, Ju Tae (3-1)	February 25, 1964	January 2025~ Present~ April, 2024 March 2023 January 2021 January 2019 February 2018 March 2015 July 2014

Head, Corporate Strategy Division (Senior Executive Vice President), POSCO HOLDINGS INC.

Head, Corporate Strategy Team (Senior Executive Vice President), POSCO HOLDINGS INC.

Head, Corporate Planning & Finance Division (Senior Executive Vice President & Inside Director), POSCO

Head, Purchasing and Investment Division (Senior Executive Vice President), POSCO

Head, Corporate Strategy Office (Executive Vice President), POSCO

President, POSCO-Asia(Hong Kong) (Executive Vice President) POSCO

President, POSCO-Asia(Hong Kong) (Senior Vice President), POSCO

President, POSCO-America (Senior Vice President), POSCO

1 Year
Board of Directors

Chun, Sung Lae (3-2)	October 10, 1963	January 2025~ Present April 2024 March 2022 January 2022 January 2020 January 2019 January 2018 February 2016

Head, Business Synergy Division (Senior Executive Vice President), POSCO HOLDINGS INC.

Head, Carbon Neutral Team (Senior Executive Vice President), POSCO HOLDINGS INC.

Head, Steel Business Team (Senior Executive Vice President), POSCO HOLDINGS INC.

Representative President, POSCO-Maharashtra(India) (Senior Executive Vice President), POSCO

Representative President, POSCO-Maharashtra(India) (Executive Vice President), POSCO

Head, Hot Rolled & Wire Rod Marketing Office (Executive Vice President), POSCO

Head, Hot Rolled Marketing Office (Senior Vice President), POSCO

Head, Hot Rolled and Construction Steel Material Marketing Department (Senior Vice President), POSCO

1 Year
Board of Directors

Kim, Ki Soo (3-3)	April 18, 1965	March 2024 ~ Present January 2024 January 2019 February 2017 June 2014

Head of New Experience of Technology Hub, Group CTO (Senior Executive Vice President & Inside Director), POSCO HOLDINGS INC.

Head, Technical Research Laboratories (Senior Executive Vice President), POSCO

Head, Low-Carbon Process R&D Center (Executive Vice President of POSCO

Head, Engineering Solution Office (Senior Vice President), POSCO

Vice President, Pohang Research Infra Group, POSCO

1 Year
Board of Directors

•	Agenda 4: Election of Outside Directors

•	Number of Outside Directors to be Elected: 2 Directors

•	4-1: Election of Yoo, Jin Nyoung as Outside Director

•	4-2: Election of Sohn, Sung Kyu as Outside Director

•	Agenda 4 (4-1 to 4-2) is approved by the 57th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience		Term	Name/position of the company where holding the role of directors and etc.
	Recommended by	Period	Details

Yoo, Jin Nyoung (4-1)	July 26, 1957	2022~Present 2019~Present 2017~2018 2014~2016 2005~2013 1998~2004 1997 1996 1981~1995

Outside Director, POSCO HOLDINGS INC.

CEO, Angel 6+

CTO and President, LG Chem

President & Head, Research Park, LG Chem

EVP & Head, Research Park, LG Chem

VP, Head, Advanced Materials Lab, LG Chem

VP, Head, Polymers Lab, LG Chem

VP, Research Fellow, Polymers Lab, LG Chem

Researcher, Polymers Lab, LG Chem

				3 Years	2019~Present CEO, Angel 6+
Director Candidate Recommendation Committee

Sohn, Sung Kyu (4-2)	December 16, 1959	2022~Present 1993~Present 2019~Present 2017~Mar 2022 2016~2017 2013~2015 2010~2013 2008~2010 2008~2010

Outside Director, POSCO HOLDINGS INC.

Professor, School of Business, Yonsei University (Mar 2025~: Emeritus Professor)

Outside Director, Samsung Asset Management Co.,Ltd

Outside Director, Hyundai Construction Equipment Co.,Ltd

President, Korean Accounting Association

Distinguished Professor, Samil

Non-standing commissioner, Securities and Futures Commission, South Korea

Non-standing member, Korea Accounting Standards Board

Head, KOSPI Market Disclosure Committee, Korea Exchange

				3 Years	2019~Present Outside Director, Samsung Asset Management Co., Ltd.
Director Candidate Recommendation Committee

•	Agenda 5: Election of Outside Directors to Serve on the Audit Committee

•	Number of Outside Director to Serve on the Audit Committee: 2 Directors

•	5-1: Election of Sohn, Sung Kyu as Outside Director to serve on the Audit Committee

•	5-2: Election of Kim, Joon Gi as Outside Director to serve on the Audit Committee

•	Agenda 5(5-1 to 5-2) is approved by the 57th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Sohn, Sung Kyu (5-1)	December 16, 1959	2022~Present 1993~Present 2019~Present 2017~Mar 2022 2016~2017 2013~2015 2010~2013 2008~2010 2008~2010

Outside Director, POSCO HOLDINGS INC.

Professor, School of Business, Yonsei University (Mar 2025~: Emeritus Professor)

Outside Director, Samsung Asset Management Co.,Ltd

Outside Director, Hyundai Construction Equipment Co.,Ltd

President, Korean Accounting Association

Distinguished Professor, Samil

Non-standing commissioner, Securities and Futures Commission, South Korea

Non-standing member, Korea Accounting Standards Board

Head, KOSPI Market Disclosure Committee, Korea Exchange

3 Years
Director Candidate Recommendation Committee

Kim, Joon Gi (5-2)	May 13, 1965	2008~ Present 2023~ Present 2021~ Present 2018~ Present 2013~ Present 2022~2024 1998~2008 2003~2007 1995~1998 1992-1995

Professor of Law, Yonsei University (Yonsei Law School)

Outside Director, POSCO HOLDINGS INC.

ICC International Court of Arbitration Member (July 2024~), Alternative Member

International Arbitration Committee Member, KCAB International

Panel of Arbitrators, World Bank’s International Centre for Settlement of Investment Disputes

President, The Korean Council for International Arbitration (KOCIA)

Professor, Graduate School of International Studies, Yonsei University

Founding Executive Director, Hills Governance Center in Korea

Professor of Law, Hongik University

Attorney, Foley & Lardner, Washington, D.C

1 year
Director Candidate Recommendation Committee

•	Agenda 6: Approval of Director Remuneration Limit (FY2025)

•	Agenda 6 is approved by the 57th Ordinary General Meeting of Shareholders as proposed.

☐ The director remuneration limit (to be approved) in the FY 2025: KRW 10.0 billion

☐ The ceiling amount (approved) of the total remuneration in the FY 2024: KRW 10.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: March 20, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President